UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

GigOptix, Inc.
(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

37517Y103

(CUSIP Number)

David G. Hugley
Vice President and General Counsel; Secretary
National Instruments Corporation
11500 North MoPac Expressway
Austin, Texas  78759
(512) 338-9119

With a Copy to:

J. Robert Suffoletta
Wilson Sonsini Goodrich & Rosati
900 South Capital of Texas Highway
Las Cimas IV, Fifth Floor
Austin, Texas 78759
(512) 338-5400

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 9, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 37517Y103	Schedule 13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS
National Instruments Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐
	(See Instructions)	(b)☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7.	SOLE VOTING POWER
SHARES		1,066,265
BENEFICIALLY
OWNED BY	8.	SHARED VOTING POWER
EACH		0
REPORTING
PERSON WITH	9.	SOLE DISPOSITIVE POWER
		1,066,265

	10.	SHARED DISPOSITIVE POWER
		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,066,265

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.0%

14.	TYPE OF REPORTING PERSON (See Instructions)
CO

CUSIP No: 37517Y103	Schedule 13D	Page 3 of 7 Pages

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.001 par value (the “Common Stock”), of GigOptix, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 2400 Geng Road, Palo Alto, California 94301.

Item 2.	Identity and Background

This Schedule 13D is being filed by National Instruments Corporation, a Delaware corporation (“National Instruments” or the “Reporting Person”).  The address of the principal business office of National Instruments is 11500 North MoPac Expressway, Austin, Texas 78759.

The principal business of National Instruments is the manufacture and supply of measurement and automation products used primarily by engineers and scientists.

The name, present principal occupation or employment, present business address and country of citizenship of each director and executive officer of National Instruments is set forth on Schedule I attached hereto.

During the past five years, neither National Instruments nor, to the best of National Instruments’ knowledge, any director or executive officer of National Instruments, has been (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

This Schedule 13D is being filed in connection with the acquisition of 1,066,265 shares of Common Stock by National Instruments as described in Item 5.  National Instruments acquired the shares reported in this Schedule 13D as being beneficially owned by National Instruments in connection with the acquisition by the Issuer of ChipX, Incorporated (“ChipX”) on November 9, 2009 (the “Merger”).  Immediately prior to the Merger, National Instruments was a ChipX stockholder.  National Instruments received 1,066,265 shares of Common Stock as consideration for its shares of ChipX capital stock in the Merger.

Item 4.	Purpose of Transaction

National Instruments acquired all 1,066,265 of the shares pursuant to the Merger of a wholly-owned subsidiary of the Issuer with and into ChipX, which transaction closed on November 9, 2009.  National Instruments has no current intention to acquire additional shares of the Issuer's common stock.  Subject to market conditions and other factors, National Instruments may dispose of some or all of the shares of Common Stock at any time in the open market, in privately negotiated transactions, to third parties or otherwise.  National Instruments may also acquire additional shares of the Issuer's common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise; however, National Instruments has no current intention to do so or to undertake any action with respect to any transaction with the Issuer.  Except as otherwise disclosed herein, National Instruments has no current plans or proposals that relate to or would result in any of the actions listed in Items 4(a) through 4(j) of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b)  According to the Agreement and Plan of Merger dated November 9, 2009 filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2009, there were 8,852,374 shares of Common Stock issued and outstanding as of November 9, 2009 immediately following the closing of the Merger.  Based on such information, National Instruments reports beneficial ownership of 1,066,265 shares of Common Stock, which represents 12.0% of the total number of issued and outstanding shares of Common Stock.  Voting and dispositive power with respect to such shares of Common Stock is held solely by National Instruments.

(c)  Neither National Instruments nor, to the best of National Instruments’ knowledge, any director or executive officer of National Instruments, has engaged in any transactions in shares of Common Stock in the last sixty (60) days.

(d), (e) Not applicable.

CUSIP No: 37517Y103	Schedule 13D	Page 4 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are currently no contracts, arrangements, understandings or relationships (legal or otherwise) between National Instruments or, to the best of National Instruments’ knowledge, any director or executive officer of National Instruments, and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

None.

CUSIP No: 37517Y103	Schedule 13D	Page 5 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2009	NATIONAL INSTRUMENTS CORPORATION

	By:	/s/ ALEX DAVERN
Alex Davern
Chief Financial Officer and Treasurer
(Principal Accounting and Financial Officer)

CUSIP No: 37517Y103	Schedule 13D	Page 6 of 7 Pages

SCHEDULE I

NATIONAL INSTRUMENTS CORPORATION
DIRECTORS AND EXECUTIVE OFFICERS

Name	Present Principal Occupation	Present Business Address	Country of Citizenship
James J. Truchard	President, Chief Executive Officer and Chairman of the Board of National Instruments Corporation	National Instruments Corporation 11500 North MoPac Expressway Austin, Texas 78759	United States

Charles J. Roesslein	Director of National Instruments Corporation and Chief Executive Officer of Austin Tele-Services, LLC	National Instruments Corporation 11500 North MoPac Expressway Austin, Texas 78759	United States

Jeffrey L. Kodosky	Director and Business and Technology Fellow of National Instruments Corporation	National Instruments Corporation 11500 North MoPac Expressway Austin, Texas 78759	United States

Donald M. Carlton	Director of National Instruments Corporation	National Instruments Corporation 11500 North MoPac Expressway Austin, Texas 78759	United States

Duy-Loan T. Le	Director of National Instruments Corporation and DSP Advanced Technology Ramp Manager of Texas Instruments Inc.	National Instruments Corporation 11500 North MoPac Expressway Austin, Texas 78759	United States

John K. Medica	Director of National Instruments Corporation	National Instruments Corporation 11500 North MoPac Expressway Austin, Texas 78759	United States

Alexander M. Davern	Chief Financial Officer and Senior Vice President, Manufacturing and IT Operations, of National Instruments Corporation	National Instruments Corporation 11500 North MoPac Expressway Austin, Texas 78759	United States

Peter Zogas, Jr.	Senior Vice President, Sales and Marketing, of National Instruments Corporation	National Instruments Corporation 11500 North MoPac Expressway Austin, Texas 78759	United States

Mark A. Finger	Vice President, Human Resources, of National Instruments Corporation	National Instruments Corporation 11500 North MoPac Expressway Austin, Texas 78759	United States

John M. Graff	Vice President, Marketing, Customer Operations and Investor Relations, of National Instruments Corporation	National Instruments Corporation 11500 North MoPac Expressway Austin, Texas 78759	United States

Raymond C. Almgren	Vice President, Product Marketing and Academic Relations, of National Instruments Corporation	National Instruments Corporation 11500 North MoPac Expressway Austin, Texas 78759	United States

CUSIP No: 37517Y103	Schedule 13D	Page 7 of 7 Pages

David G. Hugley	Vice President, General Counsel and Secretary of National Instruments Corporation	National Instruments Corporation 11500 North MoPac Expressway Austin, Texas 78759	United States

Robert R. Porterfield	Vice President, Manufacturing, of National Instruments Corporation	National Instruments Corporation 11500 North MoPac Expressway Austin, Texas 78759	United States